UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of March 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

Paris, March 4, 2011

PRESS RELEASE
2010 OBJECTIVES EXCEEDED
ADJUSTED OPERATING INCOME(*) GROWTH +8.5%
POSITIVE FREE CASH FLOW(*) OF €409M
ADJUSTED NET INCOME(*) GROWTH +11.6%
____
2011 OBJECTIVE: GROWING RESULTS

■	Good progression of profitability and returns in 2010, and recovery of organic growth confirmed quarter after quarter:
	o	Consolidated revenue: 2.5% growth to €34,787M (+1.3% at constant scope and exchange rates) with an improvement in organic growth all throughout the year: -3.3% in Q1, +0.9% in Q2, +2.7% in Q3, +4.7% in Q4.
	o	Adjusted operating cash flow improvement: +4.0% growth to €3,654M (+0.9% at constant exchange rates) and adjusted operating cash flow margin improvement from 10.3% in 2009 to 10.5% in 2010.
	o	Adjusted operating income growth of 8.5% to €2,056M (+5.3% at constant exchange rates) and adjusted operating income margin improvement from 5.6% in 2009 to 5.9% in 2010.
	o	€265M in cost reductions.
	o	Increase in adjusted net income of 11.6% to €579M. Net income was €581M, stable versus 2009.
	o	ROCE after tax(*) increased from 7.6% in 2009 to 7.9% in 2010.
■	Positive free cash flow after payment of dividend of €409M
	o	Net financial debt(*) of €15,218M versus €15,127M including a negative impact of €465M related to unfavorable exchange rate effects.
	o	Divestments completed in 2010: €1,241M, more than €2.5 billion in two years.
	o	Improvement in credit ratios
■	Finalization of the combination of Veolia Transport and Transdev on March 3, 2011: Transportation activities will be consolidated by proportional integration
■	Proposal to the Annual General Shareholders Meeting on May 17, 2011 to pay a dividend of €1.21 per share in cash or in shares

*******
2011 Objectives: growing results
■	Improvement in adjusted operating income in the range of 4% to 8% (2)
■	Net income improvement
■	Minimum cost savings of €250M
■	Increased divestment program to at least €1.3 billion
■	Positive free cash flow(*) after payment of dividend(1)
*******

For the period 2011-2013 and according to the economic environment assumptions, Group objectives are:
■	Average annual increase in adjusted operating income in the range of 4% to 8%(2)
■	Improvement in ROCE after tax, with an objective between 9% and 10% in 2014
■	Divestment program increased to €4 billion
■	Cost cutting plan reinforced to obtain €300M in annual cost savings by 2013

(1)	Pending the approval at the Annual General Shareholders Meeting scheduled for May 17, 2011

(2)	Excluding the impact of the combination of Veolia Transport and Transdev

  (*)    Refer to Page 11 for definitions

-  -

EVOLUTION OF GROWTH AND DEVELOPMENT(1)

Revenue (€M)
Year ending December 31, 2010	Year ending December 31, 2009 re-presented	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
34,786.6	33,951.8	2.5%	1.3%	-1.5%	2.7%

For the year ending December 31, 2010 Veolia Environnement consolidated revenue was €34,786.6 million, an increase of 2.5% compared to re-presented revenue of €33,951.8 million for the year ending December 31, 2009.  At constant scope and exchange rates, consolidated revenue increased 1.3% during the same period.

The share of revenue generated outside France for 2010 was €20,748.8 million, which is 59.6% of total revenue compared to 59.5% for full year 2009 on a re-presented basis.

The positive effect of the evolution of average exchange rates during 2010 was €911.8 million, reflecting essentially the appreciation compared to the euro of the Australian dollar for €194.6 million, the U.S. dollar for €154.0 million, the U.K. pound sterling for €82.9 million, Central European currencies for €97.4 million, Northern European currencies (Norway and Sweden) for €75.6 million.

Revenue in the fourth quarter of 2010 showed a significant increase, with +7.9% growth marking a clear inflexion after +4.9% growth in the third quarter, +1.5% growth in the second quarter and -4.3% revenue decline in the first quarter of 2010.

This improvement was also observed at constant scope and exchange rates: +4.7% in 4Q 2010, after +2.7% in 3Q 2010, +0.9% in 2Q 2010 and -3.3% in 1Q 2010, confirming a return to positive organic growth.

This evolution in revenue growth is explained principally by the progressive improvement of the global economic environment, the increase and maintenance of recycled raw material prices, and energy prices, a positive climate effect both within and outside of France, as well as the benefits of successful commercial development.

On the other hand, 2010 full year Group revenue was negatively impacted by the non-renewal of certain significant contracts in 2009, notably in the Transportation division (-€637 million impact compared to 2009), as well as the completion of certain large construction contracts outside of France (Marafiq, Fujairah, Ras Laffan) in the Water division (-€311 million impact compared to 2009).

Throughout the year, Veolia Environnement continued to pursue strategic development and continues to benefit from favorable commercial dynamics.

Veolia Environnement has gained or renewed a number of contracts in priority areas and geographies: in the Water division, in France, the renewal for 12 years of the water production and distribution contract for the Syndicat des Eaux d’Ile de France (SEDIF, or Paris suburbs), with estimated cumulative revenue of €3 billion; in the Lille metropolitan area, the reconstruction of the largest wastewater treatment plant in the North of France (4 years of construction and 6 years of operation for estimated cumulative revenue of more than €100 million); on the island La Réunion, the design, construction and operation for 20 years of a new wastewater treatment plan in Sainte Marie (estimated cumulative revenue of €270 million); in the Environmental Services division, in the United Kingdom, Veolia renewed the waste management and recycling contract in Westminster for 7 years (estimated cumulative revenue of €298 million) and the Private Finance Initiative (PFI) contract for the treatment of waste for the Staffordshire county for 25 years (estimated cumulative revenue of €1.1 billion); in Hong Kong, the design, construction and operation for 15 years of a sludge treatment plant, combining the technologies and know how of Veolia’s Water and Environmental Services divisions (estimated cumulative revenue of €700 million).

In the beginning of 2011, the Group has won additional contracts, including: in the Energy Services division, in Canada, the operations and maintenance of the Centre Hospitalier Universitaire de Montreal (CHUM) for 30 years (estimated cumulative revenue of more than 1.6 billion Canadian dollars); in Abu Dhabi, the design, build and operation of three central cooling facilities for 29 years (estimated cumulative revenue of €373 million); in the Environmental Services division, in Haringey, within the United Kingdom, a contract for street cleaning and waste collection and recycling for 14 years (estimated cumulative revenue of €270 million); in the Water division, in the United Kingdom, within the Vennsys consortium (Veolia Water 51%), a contract to Thames Water metering services for 10 years (estimated revenue of € 280 million).

______________________________
(1) 2009 financial statements have been re-presented, in order to ensure the comparability of periods,
-for the reclassification into « net income from discontinued operations » of the German operations in the Energy Services division, the Norwegian operations in the Environmental Services division and operations in Gabon and the Netherlands within the Water division; the assets and liabilities of these four cash generating units have been reclassified in the lines for assets and liabilities held for sale;
- for the reclassification into “continuing operations” the Renewable Energies business within the Energy Services division.
As of January 1, 2010, due to the application of the new amendment to IAS 7, adjusted operating cash flow for the full year 2009 has been re-presented for replacement costs by an amount of €360.9M, of which €245.7M is within the Water division and €115.2M is within the Energy Services division.

In 2010, Veolia continued with its industrial and financial asset divestment program. Divestments* amounted to €1,241 million in 2010. The following divestments were completed during the year:

•	On February 2, 2010, divestment of the Miami-Dade county waste-to-energy operating contract for $128 million (€93 million) in enterprise value, in accordance with the announced financial terms,
•	On March 22, 2010 the redistribution of joint subsidiaries in France in the Water division was finalized between Suez Environnement and Veolia Environnement,
•
In June 2010, continuation of the reorganization of Energy Services activities in the Czech Republic, notably related to the partnership signed between Dalkia Ceska Republika (Dalkia Czech Republic) and CEZ, for a total of €271 million,

•	In August 2010, the financial reorganization of Energy Services activities in Poland,
•	On December 1, 2010, divestment of 29% of Veolia’s 40% holding in Delfluent BV, based in the Netherlands in the Water division, for €118 million in enterprise value.

In total, the decline in revenue resulting from net divestments completed in 2009 and 2010 amounted to -€495.6 million (-1.5% versus full year 2009) and is composed of: -€150.7 million in the Water division, -€312.4 million in the Environmental Services division (principally Veolia Propreté Nettoyage et Multiservices or VPNM), -€26.5 million in the Energy Services division and -€6.0 million in the Transportation division.

At the same time, the Group proceeded with targeted acquisitions, totaling €653 million in 2010.

These investments notably included:

•	On June 25, 2010 finalization of the purchase of New World Resources Energy (NWR Energy), initiated in January 2010 for €97 million (enterprise value),
•	On November 9, 2010 the purchase of certain non-regulated water activities of the Group United Utilities in Central and Eastern Europe and the United Kingdom for an enterprise value of €193 million.

Finally, Veolia Environnement finalized the combination of Veolia Transport and Transdev on March 3, 2011.

On December 12, 2010, Henri Proglio informed the Veolia Environnement Board of Directors of his decision to leave the post of Chairman of the Board. Mr. Proglio remains a Director on the Board.
In accordance with the recommendations of the Nominations and Compensation Committee, the Board of Directors decided to combine the functions of Chairman of the Board and Chief Executive Officer.
As a result, the Board of Directors appointed Antoine Frérot Chairman and Chief Executive Officer of Veolia Environnement, with his additional responsibilities taking effect December 12, 2010.

OPERATING PERFORMANCE

Adjusted operating cash flow increased 4.0% (+0.9% at constant exchange rates) to €3,653.8 million for the year ending December 31, 2010, compared to €3,513.6 million for the year ending December 31, 2009 (re-presented for discontinued operations).

The improvement in operating cash flow during a continually challenging economic environment testifies to the Group’s ability to adapt its cost structure in a competitive environment.

This progression is essentially due to the following factors:

•	recycled raw material prices remaining at elevated levels;

•
the positive effects of the adaptation plan related to the economic environment realized in 2009 and 2010; the efforts of the Group’s Efficiency Plan contributed €265 million to adjusted operating cash flow growth, in line with the objective announced in March 2010;

•	the positive contribution of CO2 quota sales, as well as a significant positive climate effect in the Energy Services division.

(*)    Refer to Page 11 for definitions

On the other hand, adjusted operating cash flow growth was negatively impacted by:

•	the loss, finalization or non-renewal of certain significant contracts, notably in the Water and Transportation divisions;

•	margin pressure associated with contract renewal or contract wins, due to a competitive economic environment.

The adjusted operating cash flow margin improved 20 basis points from 10.3% in 2009 to 10.5% in 2010.

The positive impact of the evolution of average exchange rates on adjusted operating cash flow was €107.2 million, reflecting principally the appreciation of the Australian dollar for an impact of €19.2 million, the U.S. dollar for an impact of €18.5 million, the U.K. pound sterling for an impact of €14.8 million and the appreciation of the Central European currencies for an impact of €18.7 million for the year ending December 31, 2010.

Operating income increased 7.0% (+3.8% at constant exchange rates) to €2,120.3 million for the year ending December 31, 2010, versus €1,981.8 million for the same period in 2009. 2010 operating income includes:

▪	net goodwill impairment of -€25.9 million;
▪	the effect of changes in discount rates associated with site rehabilitation provisions for €26 million for the year ending December 31, 2010, versus -€56 million for the year ending December 31, 2009
▪
€227.2 million in capital gains on industrial and financial asset divestments for the year ending December 31, 2010 versus €213.5 million for the same period in 2009.  2010 capital gains include a €89.0 million capital gain on the divestment of Usti Nad Labem in the Energy Services division, while 2009 figures include a €99.0 million capital gain related to the divestment of Veolia Propreté Nettoyage et Multi-Services (VPNM).

Adjusted operating income grew 8.5% to €2,055.7 million for the year ending December 31, 2010, compared to €1,894.1 million for the same period in 2009. 2010 adjusted operating income includes capital gains on industrial or financial asset divestments, totaling €138.2 million versus €114.5 million for the same period in 2009.

Adjusted operating income margin improved 30 basis points from 5.6% for the twelve months ending December 31, 2009 to 5.9% for the same period in 2010.

NET INCOME

Net financing costs increased from €768.2M in 2009 (re-presented) to €793.3M in 2010, while average net financial debt declined from €16,466 million in 2009 to €15,566 million in 2010.  Higher net financial costs are due to an increase in the financing rate (defined as the cost of net financial debt excluding variations in the fair value of instruments not qualifying as hedges, divided by the average monthly net financial debt for the period) from 4.76% in 2009 to 5.09% in 2010.  The higher financing rate in 2010 was due to:

- the change in inflation on CPI indexed bonds;
- the increase in cash and cash equivalents, which were slightly remunerated in 2010 due to low interest rates (cost of carry);
- partially compensated by the decline in short-term interest rates on the variable portion of debt.

Other financial income and expenses moved from -€104.8 million at December 31, 2009 to -€114.0 million at December 31, 2010.

For the 2010 year, the Group recorded income tax expense of €336.3 million versus €239.1 million in 2009. As a percentage of pre-tax income from continuing operations (adjusted to eliminate our share of net income of associates), the effective income tax rate is 27.7% for the year ending December 31, 2010 versus 21.6% for the same period in 2009. The higher income tax rate resulted mainly from the impact of the preparation of the combination of Veolia Transport with Transdev, as well as limited deferred tax assets recognized related to tax losses carried forward within the French and U.S. tax groups. The apparent tax rate remains moderate due to significant capital gains that were subject to limited tax charges.

The share of net income of associates increased from -€0.9 million for the year ending December 31, 2009 to €18.5 million for the same period in 2010. The variation is primarily due to the 2009 divestment of Compagnie Méridionale de Navigation in the Transport division.

Net income from discontinued operations changed from -€26.9 million for the year ending December 31, 2009 to -€23.6 million for the same period in 2010. The net income from these activities in 2010 principally relates to a capital gain on the February 2010 divestment of the operating contract for the Miami-Dade County waste-to-energy plant in the United States in the Environmental Services division, net of an impairment loss of -€89.6 million resulting from the fair value measurement of assets in the Transportation and Energy Services divisions. It also includes, income from the following assets, recorded pro rata on the basis of ownership, which were in the process of divestment during 2010:

▪	United Kingdom operations in the Transportation division,

▪	German operations within the Energy Services division,

▪	A portion of Gabon operations in the Water division,

▪	Norwegian operations in the Environmental services division.

In 2009, net income from discontinued operations included a capital gain on the divestment of waste-to-energy operations in the United States in the Environmental Services division for €134.5 million net of taxes, and a loss related to the divestment of freight activities within the Transportation division.

The share of income attributable to non-controlling interests increased from €257.8 million for the year ending December 31, 2009 to €290.5 million for the year ending December 31, 2010. The increase primarily relates to a portion of the capital gain paid to minority shareholders in the Energy Services division.

Adjusted net income attributable to owners of the Company increased 11.6% to €579.1 million for the year ending December 31, 2010, versus €519.0 million (re-presented) for the same period in 2009.

Net income attributable to owners of the Company was €581.1 million for the year ending December 31, 2010, versus €584.1 million (re-presented) for the same period in 2009.

The average number of shares outstanding for the year ending December 31, 2010 amounted to 481.2 million, versus 471.7 million for the year ending December 31, 2009.  The net income attributable to owners of the Company per share (non-diluted) was €1.21 for the year ending December 31, 2010, versus €1.24 for the year ending December 31, 2009. Adjusted net income attributable to owners of the Company per share (non-diluted) was €1.20 for the year ending December 31, 2010, versus €1.10 for the year ending December 31, 2009.

CASH FLOWS: NET FINANCIAL DEBT AT €15.2 BILLION

Total cash flow from operations before changes in working capital and taxes amounted to €3,741.5 million for the year ending December 31, 2010, including €3,653.8 million of adjusted operating cash flow (versus €3,513.6 million in re-presented adjusted operating cash flow for the year ending December 31, 2009), -€18.3 million of financing cash flow (versus -€1.4 million for the year ending December 31, 2009) and €106.0 million of cash flow from discontinued operations (versus €65.5 million in re-presented cash flow from discontinued operations for the year ending December 31, 2009).

The €83M favorable variation in operating working capital at December 31, 2010 resulted from:

•	action plans targeting accounts receivable in certain countries,
•	increases in activity in the Environmental Services and Energy Services divisions,
•	reduction of activity in Veolia Water Solutions & Technologies due to the end of desalination construction contracts in the Middle East.

These resources, together with the repayment of operating financial assets (€424 million) entirely covered financing requirements, i.e., in addition to interest expense and taxes, payment of the 2009 dividend, all maintenance investments (€1,075 million), growth investments (€2,181 million) net of financial and industrial divestments (€1,241 million), and contributed to free cash flow of €409 million, versus €1,344 million for the year ending December 31, 2009.

The change in free cash flow between 2009 and 2010 is due to:
•	a larger portion of dividends paid in cash in 2010 compared to 2009: 86% of the dividend was paid in cash in 2010 versus 42% in 2009;
•
a higher level of gross investments in 2010 compared to 2009, a largely equivalent level of divestments, reflecting the desire to augment the Group’s organic growth with targeted acquisitions (notably the United Utilities assets in the Water division);

•	a lower contribution from the change in operating working capital.

As a result, net financial debt amounted to €15,218 million at December 31, 2010, including an unfavorable exchange rate impact of €465 million, versus €15,127 million at December 31, 2009.

The ratio of net financial debt / (cash flow from operations + repayment of operating financial assets) dropped to 3.65x at December 31, 2010, versus 3.75x at December 31, 2009.

AFTER TAX RETURN ON CAPITAL EMPLOYED

The after tax Return on Capital Employed (ROCE)(*) of the Group is as follows:

(in €M)	Net income from operations	Average annual capital employed	After tax ROCE
2010	1,474.2	18,581.5	7.9%
2009	1,376.3	18,205.4	7.6%

DIVIDEND

Given the good visibility on future cash flows and the strengthened financial position of the Group, the Board of Directors will propose at the Annual General Meeting of Shareholders to be held May 17, 2011, a dividend per share of €1.21 for the 2010 fiscal year, payable in cash or in shares of Veolia Environnement. These new shares will be issued at a price equivalent to 90% of the average opening price on the Euronext Paris of the shares over the twenty trading days prior to the day of the Annual General Shareholders Meeting, less the amount of the dividend. The ex-dividend date has been set as May 23, 2011.  The period during which shareholders may choose the option of the payment of dividend in cash or in shares will begin on May 23, 2011 and end June 7, 2011.  The 2010 dividend will be paid, in cash or in shares, in either case from June 17, 2011.

OUTLOOK

In 2011, Veolia Environnement envisions a year of growing results:

▪	Adjusted operating income improvement in the range of 4% to 8%, excluding the impact of the combination of Veolia Transport and Transdev.

▪	Net income improvement.

▪	Minimum cost savings of €250M.

▪	Increased divestment program to at least €1.3 billion.

▪	Positive free cash flow after dividend

For the period 2011-2013, and according to economic environment assumptions, Veolia’s objectives are:

▪	Average annual increase in adjusted operating income for the period of 4% to 8%

▪	Improvement in ROCE after tax, with an objective between 9% and 10% in 2014

▪	Divestment program increased to €4 billion

▪	Reinforcement of our cost cutting Plan to obtain €300M in annual cost savings by 2013

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This [document/press release] contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

The review of results by auditors is still in progress.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com
-  -

APPENDICES

RESULTS BY DIVISION

Water

Revenue (€M)
Year ending December 31, 2010	Year ending December 31, 2009 re-presented	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
12,127.9	12,318.3	-1.5%	-2.9%	-1.2%	2.6%

The revenue decline in the Water division is due essentially to the decline in Works activities given the end of three large construction contracts (Marafiq, Fujairah, Ras Laffan). Excluding Works, 2010 division revenue improved +0.5% at constant scope and exchange rates.

▪
In France, revenue excluding scope effects declined 0.9% due to a slowdown in Works activities, as well as a 1% decline in volumes of water sold compared to 2009 and the end of the contract with the city of Paris.

~~▪~~
Outside France, excluding Veolia Water Solutions & Technologies, revenue increased 2.4% (+1.8% at constant scope and exchange rates). In Europe, growth was 4.1% at constant scope and exchange rates, driven by Germany, the United Kingdom and Eastern Europe. Revenue in Asia increased 3.9% at constant scope and exchange rates due to new contracts and projects in both Central and South China. In the Pacific zone, revenue declined by 10.7% at constant scope and exchange rates, reflecting the completion of the construction of the Sydney, Australia desalination plant.

▪
Veolia Water Solutions & Technologies achieved €2,147.5 million in revenue, down 16.8% compared to 2009 at constant scope and exchange rates. The decline in VWST revenue reflects the completion of certain large Design and Build contracts outside of France. Excluding the impact of the end of the three large construction contracts in Fujairah, Marafiq and Ras Laffan, Veolia Water Solutions & Technologies revenue would have declined 0.5% compared to 2009.
In addition, the sector benefited from a recovery in industrial solutions activities, as well as Design and Build activities for industrial clients during the second half of 2010, notably during the fourth quarter. Finally, the backlog for VWST activities is slightly higher at the end of 2010 compared to the end of 2009, with an acceleration of business wins during the last quarter of 2010.
▪	Net divestments in the Water division in 2009 and 2010, had an impact on revenue of -1.2% (-€150.7 million for the full year 2010 compared to 2009).

Adjusted operating cash flow declined 6.4% at constant exchange rates (-4.3% at current exchange rates) to €1,478.7 million for the year ending December 31, 2010, versus €1,545.4 million for the year ending December 31, 2009.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) moved from 12.5% for the year ending December 31, 2009 to 12.2% for the same period in 2010.

▪
In France, adjusted operating cash flow was negatively impacted by significant contract related events (end of the contract with the city of Paris), the decline in volumes of water sold and Works activities, and an increase in net replacement costs, notably with the end of the Vivendi indemnity payments. However, adjusted operating cash flow benefited from productivity gains which exceeded the portion of savings passed on to customers as part of day-to-day operations.

▪
Outside France, adjusted operating cash flow declined, in Europe with notably an increase in replacement and development costs in the United Kingdom, partially compensated by the favorable evolution of activities in China and the United States.

▪	Finally, the adjusted operating cash flow of Veolia Water Solutions & Technologies improved due to productivity efforts in the context of low activity levels.

The impact of the Efficiency Plan was €93 million during the year ending December 31, 2010.

Adjusted operating income declined 11.0% (-12.6% at constant exchange rates) to €1,019.9 million for the twelve months ending December 31, 2010, versus €1,145.4 million for the same period in 2009.

Other than the variation in adjusted operating cash flow, the Water division’s adjusted operating income was affected by onerous contract provisions, while benefiting from an increase in results associated with the divestment of industrial and financial assets, which had a particularly favorable impact on 2010 results.

In total, the adjusted operating income margin (adjusted operating income / revenue) declined from 9.3% for the year ending December 31, 2009 to 8.4% for the same period in 2010.

Environmental Services

Revenue (€M)
Year ending December 31, 2010	Year ending December 31, 2009 re-presented	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
9,312.2	8,731.5	6.7%	6.9%	-3.6%	3.4%

The positive movement in recycled raw materials prices (notably in France and Germany), the good progression of certain activities in the United States, and the ramp-up and growth of integrated contracts in the United Kingdom contributed to 6.9% organic revenue growth in the Environmental Services division in 2010.  In addition, after a volume effect that was still marginally negative during the first quarter, the three remaining quarters of 2010 confirmed signs of volume recovery within certain division activities in many countries. Compared to the first three quarters of 2010, the fourth quarter of 2010 benefited from a less favorable base effect as the sector recovery commenced in the fourth quarter of 2009.

▪
In France, revenue increased 7.0% at constant scope (-1.2% at current scope due to the divestment of Veolia Propreté Nettoyage et Multi-Services in 2009) due principally to higher recycled raw material prices (paper/cardboard and metal). Volumes on a global basis were stable in 2010, despite strong commercial discipline maintained at contract renewals, due to a partial improvement in activity.

▪
Outside France, revenue grew 11.9% (+6.9% at constant scope and exchange rates). Revenue in Germany increased 9.8% at constant scope, and benefited from higher paper and cardboard prices, and since the third quarter, a rebound in activity in the commercial and industrial segment. Revenue in the United Kingdom increased 5.9% at constant scope and exchange rates due to the continued ramp and growth of integrated contracts and despite the continuing difficult economic environment which negatively impacted other division activities. In North America, 6.0% growth at constant scope and exchange rates was driven by the recovery of industrial services activities and special waste, and reinforced by one-time projects in solid waste. In Asia-Pacific, 10.7% revenue growth at constant scope and exchange rates benefited from the ramp and growth of our activities in China, notably in the treatment of special waste, as well as strength in industrial services activities in Australia.

▪
Net divestments in the Environmental Services division in 2009 and 2010, notably the activities of Veolia Propreté Nettoyage et Multi-Services in France in August 2009, had an impact on revenue of -3.6% (-€312.4 million for the full year 2010 compared to 2009).

Adjusted operating cash flow increased 10.4% (+6.4% at constant exchange rates) to €1,296.6 million for the year ending December 31, 2010, versus €1,174.6 million for the same period in 2009.

In the context of stabilized global volumes during 2010, with signs of recovery apparent during the year, this improvement is explained by:
▪
higher recycled raw materials prices (paper and metal) compared to 2009, which positively impacted operational performance in the division’s principal countries (France, United Kingdom, Germany, United States) ;

▪	positive effects of the Efficiency Plan (€61 million) ;
▪	operational improvements, notably in Germany.

Adjusted operating cash flow margin increased from 13.5% for the year ending December 31, 2009 to 13.9% for the same period in 2010.

Adjusted operating income increased 71.4% (+63.6% at constant exchange rates) to €609.1 million for the year ending December 31, 2010 versus €355.4 million for the same period in 2009.

The variation of adjusted operating income reflects:
▪
an impairment charge of €35 million booked in 2009 on operating financial assets in Italy, which explains the net charges to operating provisions amounted to -€20.4 million for the year ending December 31, 2010 versus -€54.1 million for the same period in 2009;

▪
and the impact related to the change in discount rate utilized at December 31 each year used to calculate the  provisions for site rehabilitation, for +€26 million at December 31, 2010 versus -€56 million at December  31, 2009.

The adjusted operating income margin increased from 4.1% for the year ending December 31, 2009 to 6.5% for the same period in 2010.

Energy Services

Revenue (€M)
Year ending December 31, 2010	Year ending December 31, 2009 re-presented	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
7,581.8	7,041.3	7.7%	6.2%	-0.4%	1.9%

Energy Services division revenue grew 6.2% at constant scope and exchange rates due to a positive climate effect both within and outside France, an increase in Works activities, and a moderate effect related to energy prices (+€20.8 million compared to 2009).
▪
In France, revenue increased 5.7% at constant scope due to a more favorable climate effect, an improvement in the fuel basket, including higher gas prices, as well as the beneficial contribution of new contracts.

▪
Outside France, revenue grew 5.9% at constant scope and exchange rates principally due to Works activities in Southern Europe; lower electricity prices in Central Europe were offset by a favorable climate effect.

Adjusted operating cash flow increased 13.4% (+10.6% at constant exchange rates) during the year ending December 31, 2010 to €690.1 million, versus €608.6 million for the same period in 2009.  Energy Services division adjusted operating cash flow benefited from:
•	a significant positive climate effect in France, as well as Central Europe and Baltic countries (€35 million compared to 2009) ;
•	a CO2 quota sales contribution that was higher than 2009 (€23 million compared to 2009) ;
•	and finally a slightly positive energy price effect: the negative effect of lower electricity prices in the Czech Republic was totally offset by the favorable gas tariff impact in France.

The impact of the Efficiency Plan was €68 million during the year ending December 31, 2010.

The adjusted operating cash flow margin increased from 8.6% for the year ending December 31, 2009 to 9.1% for the same period in 2010.

Adjusted operating income increased 14.6% (+12.0% at constant exchange rates) to €460.0 million for the year ending December 31, 2010, versus €401.4 million for the same period in 2009. Adjusted operating income for the year ending December 31, 2009 included a capital gain of €41 million related to the divestment of the Facilities Management business in the United Kingdom.

In total the adjusted operating income margin increased from 5.7% for the year ending December 31, 2009 to 6.1% for the same period in 2010.

Transportation

Revenue (€M)
Year ending December 31, 2010	Year ending December 31, 2009	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
5,764.7	5,860.7	-1.6%	-4.3%	-0.1%	2.8%

Transportation division revenue declined 1.6% in 2010. Adjusted for the impact of the non-renewal of the Stockholm, Melbourne and Bordeaux contracts (-€637 million impact compared to 2009), revenue would have grown 9.2% compared to 2009.
▪
Revenue in France increased 2.1% at constant scope due to new contracts (notably Valenciennes and Bayonne). Revenue was also affected by lower activity in the airport and tourism businesses, primarily due to the economic environment.

▪
Outside France, revenue declined 4.1% (-8.4% at constant scope and exchange rates) despite the ramp up and growth of developments in North America, the Netherlands, in Asia and in Germany, due to the non-renewal of the Melbourne contract in December 2009 and the Stockholm contract in November 2009 (-€587 million in revenue compared to 2009 for these two contracts).

Adjusted operating cash flow was largely stable (+0.7% at current exchange rates, -3.0% at constant exchange rates), and amounted to €329.2 million for the year ending December 31, 2010, versus €327.0 million for the same period in 2009. The stability of adjusted operating cash flow was driven by the loss of the contribution from contracts that were not renewed, lower activity in the airport and tourism businesses, as well as the costs associated with the initial months of operation of the Rabat contract, which were offset by the improved profitability of operations that previously were insufficiently profitable (notably in Germany and the Netherlands), and the gain of new contracts in Germany, the United States and Asia.

The impact of the Efficiency Plan was €43 million for the year ending December 31, 2010.

The adjusted operating cash flow margin increased slightly from 5.6% for the year ending December 31, 2009 to 5.7% for the same period in 2010.

Adjusted operating income declined 7.9% (-11.6% at constant exchange rates) to €145.8 million for the year ending December 31, 2010, versus €158.3 million for the same period in 2009.

In total, the adjusted operating income margin moved from 2.7% for the year ending December 31, 2009 to 2.5% for the same period in 2010.

Holding Companies

Adjusted operating cash flow of holding companies was stable, moving from -€142.0 million for the twelve months ending December 31, 2009, to -€140.8 million for the same period in 2010. The slight deterioration in cash outflows related to holding companies is due to higher amortization associated with the implementation of new centralized information systems.

-  -

DEFINITIONS

Definitions of indicators used in the press release:

Adjusted operating income” and “Adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges, certain non-recurring items and certain special items.

An item is considered “non-recurring” if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units. We do not classify an item as “non-recurring” if the nature of the relevant charge or gain is such that it is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years.

We also adjust for special items, such as restructuring costs and asset disposals, which we do not consider to be representative of the normal income-generating potential of the business.  Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years.

We believe that adjusted operating income and adjusted net income attributable to owners of the Company are useful measurement tools because they show the results of our operations excluding the impact of:

•
goodwill impairment charges, which we record when we determine that the value of a cash generating unit is less than its carrying value, and which differ from the other revenue and expense items used to determine operating income as they depend on management’s assessment of the future potential of a cash generating unit, rather than results of operations in the period in question;

•	“non-recurring” items, which by their nature are unlikely to be indicative of future trends in our results of operations; and

•	“special” items, which relate to events or charges that we do not consider to be part of the normal income-generating potential of the business.

Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Free Cash Flow represents cash generated (which is equal to the sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital from operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of disposals (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid.

The term “net investment”, as presented in the statement of change in net financial debt, includes capital expenditure net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, including the net debt of companies entering or leaving the scope of consolidation), partial purchases net of partial sales resulting from transactions with non-controlling interests that do not result in a gain or loss of control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital subscribed by minority interests.
The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

The return on capital employed is defined as the ratio of:
o
net income from operations after tax, plus the share of net income from associates, less net operational income, after tax, from operating financial assets (return on operating financial assets net of tax allocated to this activity), to

o	average capital employed during the year,
o	capital employed excludes operating financial assets and net income from operations excludes the related income.

The term “internal growth” (or “at constant exchange rates and consolidation scope”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;
o	new contracts; and/or
o	the acquisition of operating assets allocated to a particular contract or project

The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

The term “change at constant exchange rates” refers to changes resulting from the application of the prior period’s exchange rates to the current period, all other things being equal.

-  -

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (in € millions)

ASSETS	As of December 31,
	2010	2009	2008
Goodwill	6,840.2	6,624.6	6,723.3
Concession intangible assets	4,164.6	3,624.8	3,637.7
Other intangible assets	1,505.8	1,437.8	1,535.2
Property, Plant & Equipment	9,706.6	9,382.4	9,427.1
Investments in associates	311.7	268.5	311.6
Non-consolidated investments	130.7	174.6	202.8
Non-current operating financial assets	5,255.3	5,275.2	5,298.9
Non-current derivative instruments - Assets	621.1	431.9	508.4
Other non-current financial assets	773.1	753.9	817.3
Deferred tax assets	1,785.5	1,621.3	1,579.5
Non-current Assets	31,094.6	29,595.0	30,041.8
Inventories and work-in-progress	1,160.8	997.3	1,022.0
Operating receivables	12,503.3	12,247.5	13,093.2
Current operating financial assets	373.3	376.6	452.3
Other current financial assets	132.3	217.7	321.4
Current derivative instruments - Assets	34.6	45.6	142.8
Cash and cash equivalents	5,406.8	5,614.4	3,849.6
Assets classified as held for sale (1)	805.6	722.6	203.0
Current Assets	20,416.7	20,221.7	19,084.3
Total Assets	51,511.3	49,816.7	49,126.1

EQUITY AND LIABILITIES	As of December 31,
Share capital	2,495.6	2,468.2	2,362.9
Additional pain-in-capital	9,514.9	9,433.2	9,197.5
Reserves and retained earnings attributable to owners of the Company	(4,044.3)	(4,440.8)	(4,559.2)
Total equity attributable to owners of the Company	7,966.2	7,460.6	7,001.2
Total equity attributable to non-controlling interests	2,928.5	2,670.1	2,530.5
Equity	10,894.7	10,130.7	9,531.7
Non-current provisions	2,313.9	2,291.1	2,160.2
Non-current borrowings	17,896.1	17,647.3	17,063.9
Non-current derivative instruments - Liabilities	195.1	139.3	159.9
Deferred tax liabilities	2,101.4	1,951.2	1,936.0
Non-current liabilities	22,506.5	22,028.9	21,320.0
Operating payables	13,767.6	13,075.7	13,591.8
Current provisions	689.9	749.2	773.1
Current borrowings	2,827.1	2,983.1	3,219.7
Current derivative instruments - Liabilities	51.7	84.8	125.9
Bank overdrafts and other cash provision items	387.0	454.9	465.7
Liabilities directly associated with assets held for sale (1)	386.8	309.4	98.2
Current liabilities	18,110.1	17,657.1	18,274.4
Total equity and liabilities	51,511.3	49,816.7	49,126.1
(1) The main assets and liabilities classified as held for sale as of December 31, 2010 were certain activities in Gabon in the Water division and the Norwegian operations within the Environmental Services division. As of December 31, 2009, this item was comprised of waste-to-energy activities in the United States, the U.K operations within the Transportation division, as well as certain cogeneration assets in the Czech Republic in the Energy Services division and certain French subsidiaries under joint control within the Water division. As of December 31, 2008 this item was comprised of certain French subsidiaries under joint control within the Water division.
-  -

CONSOLIDATED INCOME STATEMENT

(in € millions)	Year ended December 31,
	2010	2009(1) (2)	2008 (1) (2)
Revenue	34,786.6	33,951.8	35,089.6
of which Revenue from operating financial assets	388.0	384.0	387.7
Cost of sales	(28,633.5)	(28,115.9)	(29,280.1)
Selling costs	(636.4)	(597.7)	(610.5)
General and administrative expenses	(3,584.4)	(3,451.9)	(3,321.2)
Other operating revenue and expenses	188.0	195.5	49.4
Operating income	2,120.3	1,981.8	1,927.2
Finance costs	(888.7)	(864.1)	(1,089.6)
Finance income	95.4	95.9	202.0
Other financial income and expenses	(114.0)	(104.8)	(36.6)
Income tax expense	(336.3)	(239.1)	(460.5)
Share of net income of associates	18.5	(0.9)	18.2
Net income from continuing operations	895.2	868.8	560.7
Net income from discontinued operations	(23.6)	(26.9)	148.5
Net income for the year	871.6	841.9	709.2
Non-controlling interests	290.5	257.8	304.1
Net income attributable to owners of the Company	581.1	584.1	405.1

(in €)
Net income attributable to owners of the Company per share (3)
Diluted	1.21	1.24	0.87
Basic	1.21	1.24	0.88
Net income from continuing operations attributable to owners of the Company per share (3)
Diluted	1.24	1.29	0.69
Basic	1.24	1.29	0.70

(1) As part of ongoing efficiency measures, the Group reclassified certain expenses between cost of sales and selling costs and general and administrative expenses in 2008 and 2009.  These reclassifications had no impact on operating income.
(2) In accordance with IFRS 5 «Non-current assets held for sale and discontinued operations», the income statements were adjusted by:

•	the amount of income from the divestments of Clemessy and Crystal, in the Energy Services division, divested in December 2008;

•
the waste-to-energy operations in the United States within the Environmental Services division and the freight operations (primarily in France, Germany and the Netherlands) sold in the second half of 2009;

•	the Netherlands operations in the Water division sold in December 2010; and

•
the U.K. operations in the Transport division, Gabon activities in the Water division, the Norwegian operations in the Environmental Services division, and German operations in the Energy Services division which are in the process of divestment;

These amounts have been presented in the separate line item « Net income from discontinued operations » at December 31, 2008 and 2009.
In addition, the renewable energies activities within the Energy Services division are no longer presented in net income from discontinued operations as the divestment was stopped at the end of 2010.
(3) At December 31, 2010 the weighted average number of shares was 481.2 million (diluted and basic).
-  -

CONSOLIDATED CASH FLOW STATEMENT

(In € millions)	Year ended December 31,
	2010	2009(1)	2008(1)
Net income for the year attributable to owners of the Company	581.1	584.1	405.1
Net income for the year attributable to non-controlling interests	290.5	257.8	304.1
Operating depreciation, amortization, provisions and impairment losses	1,884.4	1,869.5	1,911.3
Financial amortization and impairment losses	18.6	7.2	19.5
Gains/(losses) on disposal and dilution	(277.2)	(306.1)	(292.7)
Share of net income from associates	(18.4)	0.9	(18.5)
Dividends received	(6.9)	(8.7)	(8.4)
Finance costs and finance income	811.2	792.0	922.8
Income tax expense	362.4	311.9	470.9
Other items	95.8	69.1	74.0
Operating cash flow before changes in working capital	3,741.5	3,577.7	3,788.1
Changes in working capital	83.0	432.1	(80.9)
Income taxes paid	(367.9)	(408.5)	(347.5)
Net cash from operating activities	3,456.6	3,601.3	3,359.7
Capital expenditure	(2,083.7)	(2,104.8)	(2,390.3)
Proceeds on disposal of intangible assets and property, plant & equipment	205.2	258.7	329.8
Purchases of investments	(426.3)	(177.9)	(745.7)
Proceeds on disposal of financial assets	498.6	522.3	286.1
Operating financial assets:
New operating financial assets	(489.1)	(483.1)	(507.0)
Repayments on operating financial assets	424.1	455.2	358.2
Dividends received	12.9	14.8	15.8
New non-current loans granted	(59.8)	(43.8)	(252.7)
Principal payments on non-current loans	31.8	65.8	30.0
Net decrease (increase) in current loans	69.1	140.9	(89.0)
Net cash used in investing activities	(1,817.2)	(1,351.9)	(2 964.8)
Net increase/(decrease) in current borrowings	(938.2)	(1,323.9)	(1,437.0)
New non-current borrowings and other debt	537.6	3,301.2	3,590.2
Principal payments on non-current borrowings and other debt	(148.8)	(1,514.8)	(184.8)
Proceeds on issue of shares	128.8	157.1	51.0
Share capital reduction			(131.0)
Transactions between non-controlling interests: partial purchases and sales	91.8	50.9	20.0
(Purchases of)/proceeds from treasury shares	7.9	4.9	3.2
Dividends paid	(735.6)	(434.0)	(754.4)
Interest paid	(821.9)	(729.8)	(847.6)
Net cash from/(used in) financing activities	(1,878.4)	(488.4)	309.6
Net cash at the beginning of the year	5,159.5	3,383.9	2,656.2
Effect of foreign exchange rate changes and other	99.3	14.6	23.2
Net cash at the end of the year	5,019.8	5,159.5	3,383.9
Cash and cash equivalents	5,406.8	5,614.4	3,849.6
Bank overdrafts and other cash position items	387.0	454.9	465.7
Net cash at the end of the year	5,019.8	5,159.5	3,383.9

(1) Figures for the year ending December 31, 2009 and 2008 have been re-presented for the application of the amendments to IAS 7 concerning:
- replacement costs, which are from now on included in net cash from operating activities: the impact of this reclassification between the line “Operating depreciation, amortization, provisions and impairment losses” in cash flows from operating activities and the line “Capital expenditure” in cash flows from investing activities is -€360.9 million at December 31, 2009 and -€390.3 million at December 31, 2008.
- transactions between non controlling interests without  a change in control: the impact of this reclassification between “Proceeds from disposals of financial assets” in cash flows from investing activities and “Transactions between non controlling interests: partial purchases and sales” in cash flows from financing activities is €50.9 million at December 31, 2009 and €20.0 million at December 31, 2008.
-  -

2010 ANNUAL RESULTS PRESENTATION

speakers:

Antoine Frerot (Chairman & Chief Executive Officer)

and

Pierre-François Riolacci (Chief Finance Officer)

Friday March 4th, 2011 at 8.45 a.m. (CET)

To listen to the presentation, please dial

+33 (0)1 70 99 42 95
(code réf : 4429036)

Or

+44 (0)20 7806 1960
(code ref:  3427641)

A replay will be available from March 4-10, 2011

Phone number (France)	+33 (0)1 74 20 28 00	(code 4429036#)

Phone number (UK)	+44 (0)20 7111 1244	(code 3427641#)

Phone number (USA)	+1 347 366 9565	(code 3427641#)

The slideshow and the presentation will be available live on our website http://www.finance.veolia.com on Friday March 4, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 4, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General